Escalon Medical Corp. 435 Devon Park Drive Building 100 Wayne, PA 19087-1698 Tel. 610-688-6830 Fax 610-688-3641

April 13, 2011
Via Edgar
U. S. Securities and Exchange Commission
Division of Corporate Finance
Attention: Brian Cascio,
Accounting Branch Chief
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549
Re:	Escalon Medical Corp. Form 10-K for the fiscal year ended June 30, 2010 Filed October 12, 2010 Form 10-Q for the quarterly period ended December, 2010 File No. 000-20127
Dear Mr. Cascio:
     This correspondence is in response to your letter dated March 23, 2011 in regard to the above referenced matter (copy enclosed).
     Set forth below are our responses to the comments in your letter. The numbering of the responses below corresponds to the numbering set forth in the comment letter.
Consolidated Balance Sheets, page 38
1.	We see you presented assets and liabilities of discontinued operations at June 30, 2010 related to your vascular business which was sold on April 30, 2010. Tell us why you did not have any assets or liabilities of discontinued operations at June 30, 2009.

Our assets and liabilities related to discontinued operations at June 30, 2009 were as follows: Assets of approximately $822,000 and liabilities of approximately $139,000. We believed that it was ambiguous as to whether the balance sheet items should be presented on a comparable basis since the assets and liabilities were not categorized as held for sale in the prior period. Because the amounts stated above would be reclassed within the same balance sheet category (currents assets and current liabilities) and as each reclass amount would be immaterial to each balance sheet category, we do not believe that the existing presentation alters the overall qualitative presentation and disclosure of the disposition of our vascular business.

Consolidated Statements of Operations, page 39
2.	Please tell us how you are accounting for your investment in Ocular Telehealth Management, LLC. We refer to your disclosure on page 20 that you recognize all of the losses of Ocular Telehealth in your consolidated financial statements. In your response, tell us how your facts and circumstances apply to FASB Codification Topic 810. Specifically, tell us whether Ocular Telehealth is a variable interest entity, whether you meet the criteria to consolidate the entity, and whether you should provide accounting for the non-controlling interest.

We determined in July 2005 under the guidance FIN 46 that Ocular Telehealth Management, LLC, or OTM, was a variable interest entity and discontinued the equity method of accounting. The balance sheet of OTM was and has been immaterial to our financial statements, and therefore we did not consolidate the assets and liabilities of OTM. We however consolidated 100% of the losses of OTM onto our balance sheet. These immaterial losses attributable to the minority interest were recorded as a reduction the investment account on our balance sheet. Effective July 1, 2009 the minority balance should have been reclassed to a non-controlling interest and reported as equity in the consolidated financial statements. We reviewed the balance sheets and results of operations of OTM for each quarterly and annual filing in which OTM was disclosed and noted that assets, liabilities, equity and income components of OTM were immaterial to our financial statements.

We will adopt this non-controlling interest guidance per ASC 810 in future filings and apply its provisions prospectively. Also, in future filings, we will include on balance sheet the immaterial assets, liabilities of OTM and income related to the non-controlling interest of OTM and all required disclosure requirements related to this variable interest entity per ASC 810.
Consolidated Statement of Cash Flows, page 41
3.	As provided in FASB ASC 230-10-45, a statement of cash flows presented on the indirect method should begin with net income or loss, which as defined includes discontinued operations. Your statement of cash flows appears to begin with net income or loss before discontinued operations. In future filings, please revise to begin the statement of cash flows with net income or loss. In that regard, please note that net income or loss attributable to discontinued operations may be included as a reconciling item in the operating section of the consolidated cash flow statement.

Statement of cash flows in future filings will be revised as requested.
Note 1. Going concern, page 42
4.	Please disclose the specifics of your austerity plan to stem recurring losses at Drew along with the status of implementing this plan in future filings.

A more comprehensive explanation and status update related to our austerity plan will be included in future filings.
Note 3. Inventories, page 44
5.	Under FASB ASC 330-10-35-14 and SAB 5-BB, inventory impairment charges establish a new cost basis for inventories. Accordingly, tell us why you believe it is consistent with GAAP to characterize inventory impairment charges as a valuation allowance. Also, with respect to the tabular disclosure, tell us why the reported valuation allowance should not be netted against the amounts of the individual categories of inventory for financial reporting purposes. Explain the basis in GAAP for your view.

We have reconsidered the new cost basis guidance from FASB ASC 330-10-35-14 and SAB 5-BB. Per FASB 330-10-14-1, “[a] departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its cost. Where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the difference shall be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly designated as market.”

FASB ASC 330-10-35-14 states “In the case of goods which have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes”.

The components of our valuation allowance include a provision against finished goods due to a lower of cost or market test and a provision against raw materials related to obsolescence. We have concluded that the financial statement disclosure related to these valuation allowances are governed by FASB 330-10-35-14 and should be netted against the inventory categories noted above in our Inventory footnote disclosure. We will include this disclosure in our future filings.
Note 4. Intangible Assets, page 49
6.	We see that your balance sheet also includes a significant amount of indefinite-lived assets. In future filings please disclose how you evaluate those assets for impairment, including how you measure fair value. Please also describe how you evaluate those assets in assessing whether they continue to be indefinite-lived. Your Critical Accounting Policies in MD&A should also describe the nature and extent of uncertainties, subjective assumptions and management judgment underlying your impairment assessment.

The additional requested disclosure will be included in future filings.

7.	In future filings, please disclose the date you perform your annual impairment test and the reporting units used in the assessment.

The additional requested disclosure will be included in future filings.
Note 7. Capital Stock Transactions, page 55
8.	Please tell us the material terms of your warrants and how you have applied the guidance in FASB ASC 815 in evaluating whether the warrants should be classified as equity or liabilities. For example, please describe settlement provisions and any circumstances that may lead to changes in exercise price.

The material terms of our warrants are as follows:

On March 17, 2004, we completed a $10,400,000 private placement of Common Stock and Common Stock purchase warrants to accredited and institutional investors. We sold 800,000 shares of our Common Stock at $13.00 per share. The investors also received warrants to purchase an additional 120,000 shares of our Common Stock at an exercise price of $15.60 per share. The warrants where not exercisable for 181 days from the private placement date and expired on September 13, 2009. The securities were sold pursuant to the exemptions from registration of Rule 506 of Regulation D and Section 4(2) under the Securities Act of 1933. We subsequently filed a registration statement with the Securities and Exchange Commission, which was declared effective on April 20, 2004, to register all of the Common Stock issued in conjunction with this private placement and Common Stock purchasable upon exercise of the warrants. The net proceeds from the offering, after costs associated with the offering, of $9,787,908, have been allocated among Common Stock and warrants based on their relative fair values. We used the Black-Scholes pricing model to determine the fair value of the warrants.

On November 20, 2008, we completed a $1,100,000 private placement of Common Stock and Common Stock purchase warrants to accredited investors. We sold 1,000,000 shares of Common Stock at $1.10 per share. The investors also received warrants to purchase an additional 150,000 shares of Common Stock at an exercise price of $1.21 per share. The warrants have a term of five years, but were not exercisable for 181 days after issuance. The net proceeds from the offering of the 1,000,000 shares of Common Stock, after fees and expenses, was approximately $1,029,000. We used the Black-Scholes pricing model to determine the fair value of the warrants.

Per FASB ASC 815, in some cases, an instrument may be indexed to the issuer’s stock and one or more other defined contingencies. For the purpose of evaluating whether such an instrument, should be considered indexed to an entity’s own stock for accounting purposes, the following two-step approach must be applied. An instrument that fails either step is not considered indexed to the company’s own stock, and therefore, would be reported as a liability as opposed to equity.

Step 1. Evaluate any contingent exercise provisions—an instrument is not considered indexed to a company’s own stock if its exercisability is affected by changes in an underlying or the occurrence of an event based on (a) an observable market (other than the market for the issuer’s own stock) or (b) an observable index (other than an index calculated or measured solely by reference to the issuer’s own operations, such as sales revenue of the issuer). Exercise contingencies based on other underlyings or events do not preclude the instrument from being considered indexed to a company’s own stock.

The warrants exercisability is not affected by changes an observable market or an observable index so the warrants pass step one.

Step 2. Evaluate settlement provisions—an instrument would be considered indexed to an entity’s own stock if (a) its settlement consideration would equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed strike price/settlement amount (but if not fixed, this condition is still met if the only variables that affect the settlement amount are inputs to the fair value of a fixed-for-fixed forward or option on equity shares) and (b) the strike price or embedded conversion option is denominated in the issuer’s functional currency.

There are no provisions in the Common Stock purchase warrant agreements that change the fact that the settlement consideration would equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed strike price/settlement amount. As such, the warrants also pass step two.

Since the warrants passed both step 1 and 2 under FASB ASC 815 the warrants are indexed solely to shares in the reporting entity’s stock and are therefore not recorded as a liability but as equity.
Note 8. Income Taxes, page 58
9.	Please tell us how you considered whether there were additional items other than the change in valuation allowance giving rise to the difference between statutory and actual income tax rates. For example, we note you wrote-off goodwill in 2008 and 2009.

The components of each deferred asset and liability were considered with the disclosure of the difference between the statutory and actual income tax rates including the effect of the write off of the goodwill in 2009 and 2008. The conclusion reached was that, as a result of the 100% percent valuation allowance as disclosed in the financial statements, each individual change in the deferred tax asset and liability was accounted for in the change in the valuation allowance and therefore the entire difference of 34% was disclosed as a result of the valuation allowance. The items considered in our reconciliation included executive post-retirement benefits, general business credit, allowance for doubtful accounts, accrued vacation, inventory reserve, accelerated amortization on goodwill and warranty reserve. In future filings, we will expand the disclosure of these components of the reconciliation between the statutory and actual income tax rates.
Note 17. Fair Value Measurements, page 68

10.	We refer to the third paragraph. Please tell us what the phrase...“and other level 3 measurements” is intended to convey. In addition, we see you determined the estimated fair value amounts by using “commonly accepted valuation methodologies.” Please tell us in more detail the methodologies you utilized and related assumptions. In this regard, future filings should present clear disclosure about your assessment of fair value measurements.

By “other level 3 measurements” we are referring to “unobservable inputs not corroborated by market data, therefore requiring the entity to use the best available information available in the circumstances, including the entity’s own data”. We included this reference because, in determining the estimated fair value of our debt, we first attempted to use a “commonly accepted valuation methodology” of applying rates currently available to us for debt with similar terms and remaining maturities. The debt currently on our balance sheet is related to the acquisition of certain assets of Biocode Hycell on December 31, 2008. The acquisition was 100% financed by the seller. Management concluded that, given the our financial state and the overall state of the credit markets, no financial institution would make available funds to us for the 100% financing of a foreign entity with similar terms and remaining maturities, or, in fact, on any terms. We then considered whether there was any “level 3” considerations, as defined above, which might aid us in determining the FMV of this unique form of debt. We determined that there was not any other data available to us and came to the same conclusion that given our financial state and overall market conditions, no other source of financing was available to us, from any source at any terms, other than the willing seller of the Biocode assets. Therefore, we concluded that the fair market value of the debt remains equal to its book value.

We will more fully explain our assessment of fair value measurements and our assumptions in future filings.
Form 10-Q for the fiscal year ended December 31, 2010
Condensed Consolidated Balance Sheets, page 3
11.	We see there is no goodwill impairment related to the EMI/Medical/Trek goodwill for the fiscal year ended June 30, 2010 or the six months ended December 31, 2010. Please tell us how you concluded that there were no indicators of impairment of goodwill or intangible assets during 2010 that would require further analysis. In this regard, we note decreased sales and continued losses in for EMI/Medical/Trek in the six months ended December 31, 2010, a reduction in force in the Medical/Trek business unit, and market capitalization significantly below total equity at December 31, 2010. Please be specific in your response with regard to your assessment, assumptions and related results. Refer to FASB ASC 350-20-35-30.

We tested, goodwill consistent with the ASC Section 350. Our annual impairment testing date and all our subsidiaries is June 30. As a result, an impairment test was performed as of June 30, 2010. In conducting our annual impairment testing analysis, we used the assistance of an outside consulting firm that specializes in valuation matters. Their calculations were performed in accordance with the provisions of ASC Section 350. As a result, all generally accepted valuation approaches (asset, market and income) were considered. Consistent with past practice, we determined in consultation with our outside consulting firm that the asset approach would not accurately predict value and therefore was not used. As a result, the methodology employed to test goodwill included determining values under both the income approach and the market approach. Specifically, the discounted cash flow method was used under the income approach. In addition, the precedent transaction methodology was used under the market approach. The precedent transaction method derived transaction multiples based upon sales of comparable companies and uses those multiples to determine the value of the our reporting units to see if goodwill impairment exists. As a result of the valuation, it was determined that there was no impairment of goodwill in step 1. In accordance with ASC Section 350, a step 2 analysis was not deemed necessary.

As noted previously, we and our subsidiaries annual date for testing of goodwill impairment is June 30. On an interim basis, management reviews the criteria listed in FASB ASC 350-20-35-30 to determine if impairment should be tested at an interim date. While management recognizes that these factors are not all inclusive, they serve as a guide to determine whether an interim impairment test should be conducted. The FASB ASC 350-20-35-30 factors considered by management included the following:
a.	A significant adverse change in legal factors or in the business climate;

b.	An adverse action or assessment by a regulator;

c.	Unanticipated competition;

d.	A loss of key personnel;

e.	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;

f.	The testing for recoverability under the “Impairment or Disposal of Long-Lived Assets” subsection of FASB ASC 360—10 of a significant asset group within a reporting unit;

g.	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit (Financial Accounting Standards Board Accounting Standards Update 2010—28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

Please note that “EMI/Medical/Trek” refers to Escalon Digital Solutions (EMI) and Escalon Medical Corp. (“Medical/Trek”, which is our corporate entity and the operations of Trek). “EMI/Medical/Trek” is not a reporting unit. Approximately 90% of the goodwill related to these entities is related to the Escalon Digital Solutions reporting unit, with the remaining 10% related the Trek reporting unit.

Market capitalization significantly below total equity is not one of the factors that would cause management to perform an interim impairment test. However, market capitalization could be an indicator of the possibility that that one of the above could exist. As a result, management monitors market capitalization to determine whether more scrutiny should be placed upon its analysis when determining whether to perform an interim impairment test. Based upon management’s review of the above factors, we determined that an interim impairment test was not necessary.

Furthermore, it should be noted that there was not a significant change in stock price between June 30, 2010 ($1.55 per share) and December 31, 2010 ($1.50 per share) indicating little perception of a change on part of the investing public. This may be attributed to the fact that although the quarter ended comparable sales were down from $7.9 million to $7.6 million, overall loss from operations showed an improvement of $140,000. Management is in the process of re-assessing this determination in connection with the results for the quarter ended March 31, 2011 and certainly will perform its annual impairment test at June 30, 2011.

12.	We refer to your disclosures on page 20 that you have discontinued manufacturing certain “aging” instruments. Please tell us how you considered this impact in your valuation of long-lived assets and inventory.

Our reference to “aging” instruments refers to certain products manufactured by our Drew-US division located in Dallas. There are no material long lived-assets recorded on our balance sheet that are related to these instruments. The salability of inventory is reviewed quarterly and potential obsolescence of aging inventory is considered in management’s assessment.
Item 2. Management’s Discussion and Analysis of Financial Condition, page 16
Liquidity and Capital Resources, page 26
13.	In future filings, please discuss the impact of how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with your discontinued operations.

The additional requested disclosure will be included in future filings.
          Additionally, in connection with this response to comments of the Staff, we acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
     We have attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at 610-688-6830, ext. 104.
Best regards,
ESCALON MEDICAL CORP

By:
Robert M. O’Connor
Chief Financial Officer and Principal Accounting Officer

cc: Richard Depiano, Jr.
Enclosures